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                                          July 18, 2005


VIA FAX AND EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549
Attention:  Jeffrey P. Riedler, Assistant Director
Fax Number:  (202) 942-9533

           Re:       Adams Respiratory Therapeutics, Inc.
                     Registration Statement on Form S-1 (File No. 333-123585) Acceleration Request

Ladies and Gentleman:

           Adams Respiratory Therapeutics, Inc. (the "Company"), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 2:00 p.m., eastern daylight savings time, on Wednesday, July 20, 2005, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

           The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please contact J. Mark Ray of Alston & Bird LLP with any questions or comments at 404-881-7739. Thank you for your assistance with this filing.

                                        Sincerely yours,

                                        ADAMS RESPIRATORY THERAPEUTICS, INC.


                                        By: /s/ Walter E. Riehemann
                                            ---------------------------------
                                            Walter E. Riehemann
                                            Executive Vice President
                                            and Secretary

cc:      J. Mark Ray, Alston & Bird LLP